UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 ______________

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

______________

iGo, Inc.
(Name of Subject Company(the Issuer))
______________
Steel Excel Inc.
(Name of Filing Person (Offeror))
______________
COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
______________
449593201
(CUSIP Number of Class of Securities)
______________

Leonard J. McGill

Vice President, General Counsel and Secretary

Steel Excel Inc.

590 Madison Avenue, 32nd Floor

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications on Behalf of Person(s) Filing Statement)

with a copy to:

Andrew H. Pontious, Esq.
JRA Law Partners, LLP
235 Pine Street, Suite 1300
San Francisco, California 94104
(415) 788-4646

 CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,201,620.70	$709.50

*

Estimated solely for purposes of calculating the filing fee. The transaction value was calculated by multiplying 1,316,866 shares of common stock, par value $0.01, of iGo, Inc. (“Shares), by the offer price of $3.95 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the Transaction Valuation by 0.0001364.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $709.50	Filing Party: Steel Excel Inc.
Form or Registration No.: Schedule TO-T	Date Filed: July 25, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(1) ( Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission (“SEC”) on July 25, 2013 (which, together with this Amendment No. 2 and any other amendments and supplements thereto, collectively constitute the “Schedule TO”) by Steel Excel Inc., a Delaware corporation (“Purchaser”).  This Schedule TO relates to the offer by Purchaser to purchase up to 1,316,866 of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of iGo, Inc., a Delaware corporation (“iGo”), together with the associated preferred stock purchase rights issued in connection with and subject to the Amended and Restated Rights Agreement, dated as of June 20, 2013, by and between iGo and Computershare Trust Company, N.A., at a price of $3.95 per Share, net to the seller in cash, without interest and less any applicable withholding tax thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 25, 2013 (as may be amended and supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended and supplemented, the “Letter of Transmittal” which, together with the Offer to Purchase, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

The information set forth in the Offer to Purchaser and Letter of Transmittal is incorporated herein by reference in response to Items 1 through 9 and Item 11 of the Schedule TO, and is amended and supplemented by the information specifically set forth in this Amendment No. 2.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented, to the extent applicable, by adding the following:

“The Offer expired at 5:00 p.m. (New York City time), on Thursday, August 22, 2013. The Depositary has advised Purchaser that, as of the expiration of the guaranteed delivery period associated with Offer, a total of 2,058,422 Shares were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 68.8% of the outstanding Shares on a fully diluted basis as of July 11, 2013. The final proration factor, as reported by the Depositary, was 63.9744% of the tendered Shares. On August 23, 2013, Purchaser accepted for payment 1,316,866 Shares that were validly tendered and not properly withdrawn pursuant to the Offer, and payment for such Shares, based on the final proration factor and any adjustments to avoid purchases of fractional Shares, will be made promptly in accordance with the terms of the Offer. All Shares tendered but not accepted for payment in the Offer will be returned to the tendering stockholders.

On August 28, 2013, Purchaser and iGo issued a joint press release announcing the final number of tendered Shares and the proration factor for the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(D) and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Document

(a)(5)(D)	Joint Press Release of iGo and Purchaser, dated on August 28, 2013.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2013	STEEL EXCEL INC.

	By:	/s/ Jack L. Howard
Jack L. Howard Vice Chairman (Principal Executive Officer)

INDEX TO EXHIBITS

Exhibit Number	Document

(a)(1)(A)*	Offer to Purchase, dated as of July 25, 2013.

(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)*	Form of Summary Advertisement published in the Investor’s Business Daily on July 25, 2013.

(a)(5)(A)*	Joint Press Release of iGo and Purchaser, dated on July 11, 2013 (incorporated by reference to the Schedule TO-C filed by Purchaser with the SEC on July 11, 2013).

(a)(5)(B)*	Joint Press Release of iGo and Purchaser, dated on July 25, 2013.

(a)(5)(C)*	Joint Press Release of iGo and Purchaser, dated on August 23, 2013.

(a)(5)(D)	Joint Press Release of iGo and Purchaser, dated on August 28, 2013.

(d)(1)*	Stock Purchase and Sale Agreement, dated as of July 11, 2013, between Purchaser and iGo (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Purchaser with the SEC on July 22, 2013).

(d)(2)*

Tender and Voting Agreement, dated as of July 11, 2013, among Purchaser, iGo and Adage Capital Partners, L.P. (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Purchaser with the SEC on July 22, 2013).

(g)*	Not applicable.

(h)*	Not applicable.

_________________________

* Previously filed

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